UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

September 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

2

The accompanying notes are an integral part of these financial statements.

3

The accompanying notes are an integral part of these financial statements.

4

The accompanying notes are an integral part of these financial statements.

5

The accompanying notes are an integral part of these financial statements.

EXETER RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS
(unaudited - prepared by Management)

	La Cabeza Project	CVSA Properties	Chile	Other	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
DEFERRED EXPLORATION COSTS						
Total, beginning of period	$ 4,976,745	$ 2,117,037	$ -	$ 120,894	$ **7,214,676**	$ 3,025,868
Assays	172,714	58,551	1,986	116	**233,367**	214,344
Consultants & contractors	255,812	6,050	2,090	-	**263,952**	56,977
Drilling	2,597,742	430,870	-	-	**3,028,612**	794,916
Engineering	56,200	-	-	-	**56,200**	132,205
Environmental	28,446	5,286	-	-	**33,732**	18,968
Field Camp	310,708	64,344	44,551	1,268	**420,871**	211,313
Geological	192,558	114,989	164,009	54,614	**526,170**	476,226
Geophysical	5,363	5,182	-	-	**10,545**	28,984
Hydrology	24,864	-	-	-	**24,864**	8,609
IVA tax	615,946	109,372	-	-	**725,318**	216,977
Legal and title	96,498	102,478	9,740	5,274	**213,990**	81,772
Field Administration	47,928	74,734	11,737	5,282	**139,681**	132,512
Metallurgical	26,045	-	-	-	**26,045**	144,228
Travel	161,720	143,643	63,078	35,170	**403,611**	251,635
Wages and Benefits	445,902	160,103	78,120	5,616	**689,741**	302,764
Total Incurred during the period	5,038,446	1,275,602	375,311	107,340	**6,796,699**	3,072,430
Written off during the period	-	(75,276)	-	(228,234)	**(303,510)**	(162,897)
Total End of Period	10,015,191	3,317,363	375,311	-	**13,707,865**	5,935,401
PROPERTY ACQUISITION COSTS						
Total, beginning of period	3,025,875	128,572	-	$ 262,820	**3,417,267**	785,644
Acquisition costs	-	-	-	$ 20,000	**20,000**	2,513,328
Written off during the period	-	-	-	(237,820)	**(237,820)**	-
Total, end of period	3,025,875	128,572	-	45,000	**3,199,447**	3,298,972
TOTAL ACQUISITION AND DEFERRED EXPLORATION COSTS	**$ 13,041,066**	**$ 3,445,935**	**$ 375,311**	**$ 45,000**	**$ 16,907,312**	$ 9,234,373

6

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006

(unaudited – prepared by Management)

1.	NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in Argentina and Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of the amount recorded for mineral properties and deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and upon future profitable production or disposition of such reserves.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2005, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2.	SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

Transactions for the Issue of Share Capital

During the Nine Months ended September 30, 2006

a)

The Company issued 167,000 shares at a price of $0.22 per share, 125,000 shares at a price of $1.00, and 40,000 shares at a price of $1.08 for a total consideration of $ 204,940 pursuant to the exercise of stock options.

b)	The Company issued 1,345,334 shares at a price of $1.35 and 162,375 shares at a price of $1.70 per share for a total consideration of $2,092,238 pursuant to the exercise of share purchase warrants.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006

(unaudited – prepared by Management)

In addition, an amount totaling $78,827 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: Following the amendment to the Plan approved by the shareholders on May 10, 2006 the aggregate number of shares issuable pursuant to options granted under the plan may not exceed 5,893,119. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange Policy), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted under the Plan as of September 30, 2006 and December 31, 2005, and changes during the period/year then ended, is as follows:

At September 30, 2006, the Company had outstanding stock options to acquire 4,941,750 shares as follows:

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006

(unaudited – prepared by Management)

Stock-based compensation:

The fair values of options vested during the three months ended September 30, 2006 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected Annual Volatility	66.42%
Risk-free interest rate	4.14%
Expected Life	4 years
Expected dividend yield	0%

Stock-based compensation recognized, on the vesting of stock options granted, in the quarter totaling $80,437was allocated to contributed surplus.

Warrants:

At September 30, 2006 the Company had outstanding share purchase warrants exercisable to acquire shares as follows:

Number	Exercise Price	Expiry Date
991,000	$1.35	November 18, 2006 (1)
2,859,416	$1.70	December 21, 2006
3,850,416

(1) Exercised subsequent to September 30, 2006.

Contributed Surplus:

3.	RELATED PARTY TRANSACTIONS
a)

Exploration and consulting fees totaling $158,000 (2005 - $108,000) and $32,500 (2005 - $15,750) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $120,355 (2005 – $84,548) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $188,032 (2005 – $95,275) were paid or accrued to a corporation controlled by the Vice-President, Exploration.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006

(unaudited – prepared by Management)

d)	Management fees of $122,000 (2005 – $72,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $90,000 (2005 – $57,500) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

4.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

5.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities as follows:

6.	CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are

10

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2006

(unaudited – prepared by Management)

contingent on explorations results and can be cancelled at any time, if explorations results so warrant. Existing financial commitments are summarized in the tables below:

7.	SUBSEQUENT EVENTS
a)

The Company issued 486,177 shares at a price of $1.70 per share and 991,000 shares at a price of $1.35 per share pursuant to the exercise of share purchase warrants; 25,000 shares at a price of $1.20 and 35,000 shares at a price of $1.17 pursuant to the exercise of share purchase options for a total consideration of $2,194,801

b)

The Company completed a private placement financing consisting of 3,600,000 units, at a price of $ 2.50 per unit, for a total consideration of $9,000,000. Each unit consists of one share and one-half of a share purchase warrant. Each full share purchase warrant (the “Warrant”) is exercisable to acquire one additional share at a price of $ 3.00 for a period of eighteen months, provided that if the closing price of Exeter’s common shares on the TSX Venture Exchange is equal to or higher than $3.25 per common share for a period of 10 consecutive trading days at any time after four months and one day after the closing date, Exeter may accelerate the expiry date of the Warrants by giving notice to the holders thereof, and, in such case, the Warrants will expire on the 30th calendar day after the date on which such notice is given. Exeter paid pay finders fees in connection with the private placement comprised of $450,000 cash and issued of 252,000 warrants, each entitling the holder to purchase one common share at a price of $2.50 for 18 months.

c) The Company completed a private placement financing consisting of 500,000 units, at a price of $ 2.50 per unit, for a total consideration of $1,250,000. Each unit consists of one share and one-half of a share purchase warrant. Each full share purchase warrant (the “Warrant”) is exercisable to acquire one additional share at a price of $ 3.00 for a period of eighteen months, provided that if the closing price of Exeter’s common shares on the TSX Venture Exchange is equal to or higher than $3.25 per common share for a period of 10 consecutive trading days at any time after four months and one day after the closing date, Exeter may accelerate the expiry date of the Warrants by giving notice to the holders thereof, and, in such case, the Warrants will expire on the 30th calendar day after the date on which such notice is given. No finders fees were paid in connection with this financing.

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MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED

September 30, 2006

Conversions
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce

November 24, 2006

REPORT ON OPERATIONS

Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A., led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its La Cabeza project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited and Anglo American Chile Limitada and Empresa Mantos Blancos S.A.

A summary of the Company’s mineral properties follows:

PRINCIPAL PROJECT

ARGENTINA

La Cabeza – Mendoza

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$80,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The La Cabeza mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 gram per tonne (“g/t”) cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on the Company’s website at www.exeterresource.com. or on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed La Cabeza development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and are ongoing. The discovery drilling program is designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Resource Estimates and Development Studies

Following detailed drilling in 2004 and early 2005, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at La Cabeza. The report estimated an “indicated resource” at La Cabeza of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “indicated resource” was estimated to be 3.5 million tonnes at a grade of 3.0 g/t gold, for 330,000 ounces, and the “inferred resource” was estimated to be 4.8 million tonnes at 2.2 g/t gold, for 340,000 ounces.

                Indicated and Inferred Resources

Indicated (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,240,000	3.08	123,000
Ojo	1,740,000	2.22	124,000
Luna	1,870,000	1.57	94,000
Mandibula	1,330,000	1.16	50,000
Total	6,200,000	2.0	390,000
Inferred (0.5 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	2,400,000	1.67	129,000
Ojo	1,530,000	0.93	46,000
Luna	3,620,000	1.16	135,000
Mandibula	3,970,000	1.03	131,000
Cachete	350,000	3.08	35,000
Labio East	100,000	4.44	14,000
Labio South	70,000	2.45	6,000
Labio West	80,000	1.67	4,000
Total	12,100,000	1.3	500,000
Indicated (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	910,000	3.93	115,000
Ojo	910,000	3.62	106,000
Luna	1,120,000	2.15	77,000
Mandibula	530,000	1.83	31,000
Total	3,500,000	3.0	330,000
Inferred (1.0 grams/tonne gold cut-off)
Zone	Tonnes	Grams/tonne Gold	Ounces Gold
Cuello	1,260,000	2.53	102,000
Ojo	380,000	1.67	20,000
Luna	1,270,000	2.01	82,000
Mandibula	1,260,000	1.76	71,000
Cachete	330,000	3.39	36,000
Labio East	90,000	4.96	14,000
Labio South	70,000	2.45	6,000
Labio West	90,000	2.04	6,000
Total	4,800,000	2.2	340,000

The revised mineral resources estimates for the Cuello, Luna, Ojo, and Mandibula zones applied Multiple Indicator Kriging (“MIK”) methodology to the Exeter database and geological models. The models, database, and supporting information were independently validated by Peter Allen of AMDAD of Brisbane, Australia. The revised resources were estimated using an additional 67 holes, totalling 4,798 metres of drilling and 2,050 metres of sawn channel sampling, conducted in 2004 and 2005.

The Cachete zone resource was re-calculated internally by Exeter utilizing a manual polygonal cross sectional method of estimation. Although new, three-dimensional, geological models were constructed for Cachete, it was deemed inappropriate to use MIK methods at that time, due to a lack of drilling density. The previous resource estimates and assumptions for the Labio East, South and West zones were utilized, because the 2004 program did no new work in relation to the drilling database for these zones. These estimates will be revised with the benefit of results of current drilling in these zones.

AMDAD also carried out conceptual pit designs for the Cuello, Luna, Ojo, and Mandibula zones, which showed that, in addition to the indicated resource within pit perimeters, a significant proportion of the inferred resource remained within the potential open pits.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent on some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones are as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at La Cabeza is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample. Other than semi-autogenous grinding test work, only limited work has been conducted on process aspects in 2006.

Recent Work: During the quarter, a total of 104 samples (representing over 1,000 metres of mineralized material above 0.5 cut off grade) were selected for further test work. The remaining half HQ sized core from these samples is currently being quartered and will be sent to JK Tech, Australia for more detailed metallurgical, grinding and testwork. As a result of the amount of new diamond drill metres a detailed intercept analysis was conducted to select these samples. An additional 114 holes, for a total of 12,670 metres, were drilled from July 2005 to August 31, 2006 compared to the 60 holes, for 4,342 metres, used in the 2005 resource estimates. The main objectives of this program will be to provide chemical, metallurgical and engineering data of a sufficiently high standard for feasibility and external environmental studies of the project’s characteristics.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits.

Recent Work: The large database of measurements is currently being collated into a geo-referenced three-dimensional geotechnical model that can then be overlaid with the geological and block models to assist with future pit design work during the feasibility study. An experienced geotechnical engineer commenced this program in August and work will continue through 2007. All diamond drill core at the project continues to logged in geotechnical detail with rock strength testing at regular intervals. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work. Approximately 90 UCS samples were sent to Mecanica de Rocas for simple compression testing.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes is providing basic data on groundwater flow quantities and direction. To date, the inferred groundwater flows have been small suggesting that water will not be a significant problem in mining. It is also apparent that mine groundwater will not be a significant source of the overall water requirements for production.

Conceptual Mine Design

AMDAD used specialized software to develop conceptual open pits based upon current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon H&S resource estimates. AMDAD’s report provided waste to ore( ratios for each conceptual open pit and led to a base-case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

No further work was conducted during the quarter.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs is US$5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, an expanded transmission capacity to 132Kva to allow for possible increased throughput and the best cost-offset options for the early production years.

Recent Work: Late in the quarter, the power options study commenced using three engineers from Penta Sur SA of Tucuman. Following meetings in Mendoza, the group visited Nihuil, La Cabeza, the main communities in the area and Malargüe before returning to Mendoza for further meetings. The work will continue through the final quarter.

_________________________

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites are potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilito) and Exeter have examined water quality for drinking water supplies. The water is slightly, to moderately, saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Recent Work: During the quarter, preliminary drill testing of a potential aquifer located adjacent to the project commenced. Limited water was located by this program and other options previously defined by the hydrologists are currently being assessed. A water source capable of supplying a two million tonne per annum operation is being sought.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe have reviewed and surveyed the existing 200 kilometre long access routes to the project area. The studies determined the roads to be generally good. First pass cost estimates were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

During 2005, Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

No further work was conducted during the quarter.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

No work was conducted during the quarter.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to conduct the current resource expansion drilling program.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at La Cabeza. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds.  The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profile, archaeological and palaeontological studies.

Recent Work: During the quarter, CISA continued to compile data and the final report on the baseline studies nears completion. Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land has been agreed to. This program will be carried out with expert assistance from the Argentinean national research organisation, CRYCIT.

A water well was drilled at Agua Escondida for the local community, prior to mobilising the rig to La Cabeza for the water and resource expansion programs.

Third Quarter 2006 Exploration Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. The timing of the final feasibility study and the environmental impact assessment (“EIA”) study are dependent on completion of the current drilling programs and subsequent resource calculations scheduled to be conducted by H&S in early 2007. In addition to a hydrological program, an expanded geotechnical program will be conducted in 2006 to better define open pit design criteria.

More detailed information on the resource and development studies can be obtained on the Company website: www.exeterresource.com.

Drilling

The resource expansion drilling and channel sampling program which commenced in July 2005 continued throughout the third quarter 2006. Late in the quarter an additional Schramm rig was mobilised to site, and the RAB rig demobilised. The ongoing program currently employs five drill rigs as follows:

(i)	a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;
(ii)	a UDR 200 diamond rig commenced work on the project in May;
(iii)	a Schramm reverse circulation percussion rig capable of drilling deep holes and
(iv)	two UDR 650 multipurpose reverse circulation percussion (“RC”) diamond drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

Following the completion of a waterwell for the local community to the north of La Cabeza at Agua Escondida, the Schramm rig was employed to drill test a possible aquifer for the La Cabeza Project,. It is proposed that the rig be used to drill deeper holes for the resource expansion work at La Cabeza next quarter. Drilling in the third quarter concentrated on the Cuello East, Cuello West and Cuello veins, Ojo, Luna extensions, the Central Vein Zone (Labio East) and the Mandibula Zones. On the Luna Extension, Cuello East and Cuello West Zones drilling continues to delineate the lateral and depth extent of the new mineralized veins.

At Ojo the Company announced results including 12.7 metres at a grade of 3.1 grams per tonne (“g/t”) gold including 2 metres at a grade of 11.9g/t gold in hole LCD-105; 46 metres at a grade of 1.6 g/t gold including 11 metres at a grade of 3.1g/t gold in LCD-124, 8.2 metres at a grade of 2.3 g/t gold in LCD-125, and 27 metres at a grade of 1.8 g/t gold including 6 metres at a grade of 3.1g/t gold in LCP-215. Two new target areas were delineated by the RAB program near Ojo, beneath 3 to 12 metres of sand cover. Bedrock drilling located immediately west northwest of Ojo returned anomalous gold values of 0.6 g/t, 0.5 g/t and four separate values of 0.4 g/t, all in samples taken from the top three metres of bedrock. The second new target was located mid-way between the Central Vein Zone and the Luna Zone. One bedrock drill hole assayed 0.5 g/t gold over three metres. These targets will be tested by conventional reverse circulation drilling.

At Cuello, the Company reported results from eight new drill holes where drilling continues to expand, laterally and at depth, the Cuello Zone. LCD-137, which tested the southernmost limit of the main Cuello Zone, returned 3.4 metres at a grade of 2.9 g/t gold and LCD-149, which tested the deeper portion of the Cuello Zone, returned 13.7 metres at a grade of 1.7 g/t gold, and 5.1 metres at a grade of 3.9 g/t gold. LCD-147, tested the easternmost Cuello vein, returned an intercept of 31.5 metres at a grade of 3.2 g/t gold. Separately, three holes drilled to test the westernmost Cuello veins returned intercepts of 2.7 meters at a grade of 13.5 g/t gold and 5.6 metres at a grade of 7.6 g/t gold (drill hole LCD-155), 0.7 metres at a grade of 20.8 g/t gold (drill hole LCD-151), and 0.5 metres at a grade of 10.1 g/t gold (drill hole LCD-152). The Cuello West veins are sand covered and located 75 to 125 metres west of the main Cuello vein. Based on current and previous drilling intercepts, the vein system has a minimum length of 150 metres and appears to be open to the north, south and at depth. The Cuello East veins are located 100 metres east of the main Cuello vein. The Cuello East and West veins have the potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

At Luna, results from seventeen holes located on the western, southern and southeastern extensions as well as the main Luna Zone were reported, and continue to increase the size of the gold mineralized zone. Holes comprised twelve diamond and four reverse circulation percussion holes. At the western extensions preliminary assay results include drill intercepts from LCD-115 with 6.0 metres at a grade of 3.8 g/t gold, LCD-119 with 10 metres at a grade of 1.9 g/t gold, LCD-128 with 3.2 metres at a grade of 3.8 g/t gold and LCD-135 with 4.6 metres at a grade of 2.1 g/t gold. At the southern extension highlights include LCD-118 with 8.0 metres at a grade of 2.0 g/t gold and LCP-221 with 6.0 metres at a grade of 1.2 g/t gold. A resource definition hole at main Luna Zone, that targeted the junction at depth of the sub-vertical and shallow dipping veining, LCD-132, included 7.2 metres at a grade of 2.1 g/t gold, 16.4 metres at a grade of 1.8 g/t gold and 9.0 metres at a grade of 6.1 g/t gold.

Drilling continued in the Central Vein Zone (Labio East Vein), and results are awaited. Diamond drilling was focused on the Mandibula Zone and results from 14 diamond drill holes are awaited.

Channel Sampling

Sawn channel sampling in the quarter focused on the Luna South and Luna West extensions, and Labio East. Results from these channels are awaited and will be used for resource estimates in 2007.

Regional

A regional program commenced outside the main mineralized area during the quarter. Work initially involved targeting areas with similar structural and alteration features as La Cabeza. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones.

OTHER PROJECTS

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling, on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	8 properties	333 sq km
Chubut properties	10 properties	132 sq km
Rio Negro properties	3 properties	120 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted during the quarter ended June 30, 2006 on all three projects.

In January and December 2005 and in May 2006 a number of the properties were considered to be low priority targets and were returned to CVSA. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 25 properties covering 11 projects remain under the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro projects. Following that work, and given the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. The agreement also includes the Calandria and Azul properties in Santa Cruz Province.

During the quarter, work concentrated on production of a detailed six monthly report for CVSA, and also exploration at Cerro Moro Project.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted, to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation (RC) drill holes, drilled to down-hole depths of 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres. The recent drill program included 13 holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth, drilling on the Quebrada Zone appears to close economic tenor mineralization with depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

No work was conducted during the quarter.

Cerro Moro Project – Santa Cruz Province

The 157 square kilometre, Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration to date at Cerro Moro has defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres. Some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacings were in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, were also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro. A full magnetic survey was initiated in 2006 to test a broader area of the property. The survey continued through the third quarter and is expected to be completed by year end 2006.

In 2006, the Company drilled 1,037 metres in 20 holes on the Carla, Dora, Deborah and Esperanza veins. The drilling discovered the high grade gold-silver Carla vein in a new zone situated 2.5 kilometres from previous drilling on the property.

Recent Work: During the quarter, exploration involved detailed mapping and sampling of the poorly outcropping Carla mineralized zone, and of the nearby Escondida and Esperanza veins. New stockwork zones have been located proximal to Carla. Detailed prospecting is also focused on potential extensions to outcropping veins under cover where ground magnetic surveys indicate possible continuity of the veins. This work is being conducted to assist in targeting for the next drilling program scheduled for final quarter, 2006.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey were completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. Best results reported from veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, where results from two veins returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively. No work was conducted during the quarter and further work is planned in 2007.

CHILE PROJECTS

Southern Chile

During the quarter, Exeter purchased equipment and commenced logistical support required to effect exploration of the 48 targets in Magallanes, Chile which are subject to the Rio Tinto Mining & Exploration Limited (“Rio Tinto”) strategic Agreement. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying Exeter of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Northern Chile - Maricunga Property

In 2005, the Company entered into an agreement with Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data were acquired for Caspiche and have been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Work on the Caspiche project has suggested that ground geophysical surveys could be undertaken in the final quarter, 2006 to delineate potential high sulphidation gold targets under cover.

Recent Work: During the quarter, contractual camp and support facilities were negotiated to support the geophysical program and a later drilling program. A CSAMT geophysical program was planned and contracted to commence in the final quarter 2006 to delineate favourable structures for gold mineralization at Caspiche III, and assist in targeting drilling. Drilling is projected for first quarter, 2007 with the Caspiche III portion of the property considered to be a priority target area.

ARGENTINA

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. Following negative exploration results and unsuccessful attempts to joint venture projects, Exeter excluded the Llanos Ricos and Dolores projects, and titles peripheral to the core areas of El Salado, Quispe and Rosarita from our agreement. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery colour anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that the Company farm out the project.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company.

The option agreement requires payments totalling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Description

Agua Nueva (La Cabeza North) – Mendoza Province

The Agua Nueva property covers an area of 266 square kilometres that adjoins the Company’s La Cabeza gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of La Cabeza, defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at La Cabeza. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the La Cabeza mineralization.

Recent Work: Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to La Cabeza, was conducted during the quarter.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

Rosarita South – San Juan Province

The Rosarita South property, located immediately south of the Rosarita Project, covers an area of 42.8 square kilometres. The geology is favourable to host gold occurrences similar to the Casposo gold-silver property, owned by Intrepid to the north. Sampling has revealed support for possible subsurface gold mineralization on the property. Rosarita South will be assessed in conjunction with Rosarita.

SHARE CAPITAL

The Company began 2006 with 27,845,763 shares outstanding and ended the period with 29,685,472 shares outstanding. During the period, the Company received total net proceeds of $2,297,179 from the exercise of warrants and options, and issued a total of 1,839,709 common shares.

	Warrants Exercised	Options Exercised	Totals
Shares Issued	1,507,709	332,000	1,839,709
Net Proceeds	$2,087,239	$ 209,940	$2,297,179

Subsequent to September 30, 2006 the Company issued shares pursuant to the exercise of warrants and stock options and for two private placements as follows:

	Warrants Exercised	Options Exercised	Private Placements	Totals
Shares Issued	1,477,177	60,000	4,100,000	5,637,177
Net Proceeds	$2,123,851	$ 70,950	$10,250,000	$12,444,801

As of the report date the Company had 35,322,649 shares outstanding.

SUMMARY OF FINANCIAL RESULTS

Selected Information

The interim consolidated financial statements (the “Interim Financial Statements”) for the nine month period ended September, 2006 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with those statements.

Third Quarter ending September 30, 2006

The Company’s exploration program in Argentina continued with $2,287,698 and $272,590 invested in the La Cabeza and CVSA properties respectively, as the Company continued to advance these projects. Expenditure on other Argentine projects totalled $28,072, and $85,989 was spent in Chile, for total exploration expenditures of $2,674,349 during the quarter.

The Company posted a loss of $544,376 for the quarter ended September 30, 2006. Stock based compensation of $77,526 recognizing the compensation expense of options, granted in prior periods as incentives to employees and consultants, which vested during the quarter is included in the loss. Other significant expenditures during the quarter include $44,894 on the write-off of mineral properties following the Company’s assessment that exploration results from certain properties did not have sufficient exploration potential; $80,843 on investor relations and $87,991 on travel and promotion as the Company continued to develop its investor base in Europe and North America; and $136,041 on administration salaries and consulting as the Company’s activity levels have increased resulting in additional employees being engaged.

Third Quarter to Second Quarter 2006

Increased activity in the Company’s exploration program in Argentina saw exploration expenditures increase by $161,099 in the third quarter 2006 mainly due to increased drilling activities on the La Cabeza properties.

The decreased loss in the third quarter of $1,001,658 is attributable principally to a $356,694 decrease in mineral property write-offs in the third quarter to $44,894 from $401,588 and reduced stock based compensation expense in the third quarter of $77,526, a decrease of $449,833 due to lower issuance of stock option grants in the third quarter offset by increased management fees and increased travel and promotion.

Third Quarter 2006 and Third Quarter 2005

Following the completion of a $7.7 million capital raising in December 2005 the Company continued to increase its activity levels resulting in a significant increase in both administration and exploration expenditures in the third Quarter 2006 over the same period in the prior year.

Deferred exploration costs rose by $1,608,000 reflecting expenditures on increased drilling programs at La Cabeza, the CVSA properties and exploration activities in Chile.

The loss for the third quarter of 2006 was approximately $215,000 lower than the third quarter of 2005 however there are significant fluctuations in expenditures. Significant changes in expenditure are as follows: write-off of mineral properties in 2006 increased by $45,000, while travel and promotion increased by $43,500 as the Company continued to develop its investor base in Europe and North America; administration salaries and office expenses increased by $ 66,000 relating to increased administration workloads; and stock based compensation decreased by $290,000 due to lower numbers of stock options granted in 2006.

Comparison to Prior Quarterly Periods

Administration expenditures are calculated by removing interest, stock based compensation, mineral property write-offs and property examinations costs from the net loss from operations. The loss from operations reflects the write-off of mineral properties and the stock based compensation expenses which fluctuate from quarter to quarter. Administration expenditures have generally increased each quarter mainly due to the increase in the Company’s level of activity requiring increased personnel, business development expenditures, and the costs associated with the increase in activities. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents at September 30, 2006 totalled $2,833,512 compared to $7,788,697 at December 31, 2005 and $2,458,873 at December 31, 2004. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used to fund planned exploration programs and for general corporate purposes. The Company will be required to raise additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

CONTRACTUAL OBLIGATIONS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on explorations results and can be cancelled at any time, if explorations results so warrant. Existing financial commitments are summarized in the tables below:

RELATED PARTY TRANSACTIONS

In the third quarter 2006, the Company made payments to directors or officers or to companies controlled by them for directors fees, management consulting services, exploration services and legal fees in the amount of $224,135 (2005 - $ 185,820).

RISKS

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no current production of minerals. All of the Company’s properties are currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels and consequently the Company requires various approvals to conduct operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue in order to better define and raise the confidence level of the known resource. Drilling of extensions and targets that represent possible new discoveries on the property will also continue with a view to significantly expanding the known gold resource.

In Patagonia, the exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo, Verde and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on “company maker” opportunities. In Chile the Company will continue to evaluate properties held under agreements with Anglo American and Rio Tinto.

PROPOSED TRANSACTIONS

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the three month period ended September 30, 2006.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

The financial information presented in this MD&A is taken from the Company’s consolidated financial statements which were prepared in accordance with Canadian GAAP for the period ended September 30, 2006. The Company reconciles its consolidated financial statements to US GAAP on an annual basis.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 52-109F2 Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2006

“Bryce Roxburgh”

Bryce Roxburgh

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation, (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2006

“Cecil Bond”

Cecil Bond

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 29, 2006
By: Paul C. MacNeill Paul C. MacNeill, Director